EXHIBIT 3


[LOGO] ULTIMATE                                THE ULTIMATE SOFTWARE GROUP, INC.
       SOFTWARE                                3111 STIRLING ROAD
                                               FORT LAUDERDALE, FLORIDA 33312
                                               PHONE: 800/432-1729
                                               FAX: 954/266-1300
                                               WWW.ULTIMATESOFTWARE.COM


FOR IMMEDIATE RELEASE

        THE ULTIMATE SOFTWARE GROUP, INC. ADOPTS STOCKHOLDER RIGHTS PLAN

         Fort Lauderdale, FL, October 23, 1998-- The Ultimate Software Group, Inc. (Nasdaq:ULTI) announced today that its Board of Directors adopted a Stockholder Rights Plan in which one preferred stock purchase right will be distributed as a dividend for each common share held of record as of the close of business on November 15, 1998 (the "Rights").

         The Rights Plan is designed to deter coercive takeover tactics and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. The rights will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board of Directors prior to attempting a takeover.

         The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's outstanding common stock or commences a tender which would result in such person or group beneficially owning 15% or more of the Company's outstanding common stock. Each right will entitle the holder to buy one one-hundredth of a share of a new series of junior participating preferred stock for $45.

         If any person or group becomes the beneficial owner of 15% or more of the Company's outstanding common stock (with certain limited exceptions), then each Right not owned by the 15% stockholder will entitle its holder to purchase, at the Right's then current exercise price, common shares having a market value of twice the exercise price. In addition, if after any person has become a 15% stockholder, the Company is involved in a merger or other business combination transaction with another person, each Right will entitle its holder (other than the


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Ultimate Software/Stockholder Rights
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15% stockholder) to purchase, at the Right's then current exercise price, common shares of the acquiring company having a value of twice the Right's then current exercise price.

         The Company generally will be entitled to redeem the Rights at a redemption price of $0.01 per Right until ten days after a person or group acquires a 15% position. The Rights will expire on October 22, 2008.

                             ABOUT ULTIMATE SOFTWARE

         Ultimate Software designs, markets, implements and supports human resource management and payroll systems to middle-market organizations. Headquartered in Fort Lauderdale, Florida, Ultimate Software employs more than 300 professionals nationwide and markets its UltiPro software systems through a direct sales force in 26 cities. Ultimate Software has licensed its software to approximately 870 clients, representing more than 1,700 affiliated companies. Ultimate Software customers include United States Filter Corporation, Callaway Gardens Resort, Inc., First American Corporation, The Florida Marlins Baseball Club, Ingram Entertainment, Inc., Scottsdale Healthcare and The Krystal Company. In December 1997, HUMAN RESOURCE EXECUTIVE, a leading human resource industry publication, selected Ultimate Software's UltiPro HRMS/Payroll as the only HRMS/payroll software product to be included as one of its Top Ten HR Products of the Year. Ultimate Software product and service information can be found on the world wide web at www.ultimatesoftware.com.

                                       ###

UltiPro is a registered trademark of The Ultimate Software Group, Inc.


CONTACT:
Mitch Dauerman
The Ultimate Software Group, Inc.
(954) 266-1369
mitch_dauerman@usgroup.com